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                           August 16, 2022

       Robert Hariri
       Chief Executive Officer
       Celularity Inc.
       170 Park Ave
       Florham Park, NJ 07932

                                                        Re: Celularity Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2022
                                                            File No. 333-266786

       Dear Dr. Hariri:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dorrie
Yale at 202-551-8776 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Keary Dunn, Esq.